Exhibit 3.26

RESTATED

ARTICLES OF INCORPORATION

OF

RICON CORP.

Andrew J. Loduha, Jr. and Jeffrey Levine certify that:

1. They are the president and secretary, respectively, of Ricon Corp., a California corporation.

2. The Articles of Incorporation of this corporation are amended and restated to read as follows:

I

The name of this corporation is Ricon Corp.

II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California, other than banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

This corporation in authorized to issue only one class of stock designated “Common Stock.” The number of shares of Common Stock which this corporation is authorized to issue is 1,000,000. Upon the filing of these Restated Articles of Incorporation, each outstanding share of Common Stock shall be split up and converted, into five shares of Common Stock.

IV

The personal liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law, as the same exists when this Article IV becomes effective and to such greater extent as California law thereafter permits.

V

The corporation is authorized to indemnify any agent (as hereinafter defined) to the maximum and broadest extent permitted by California law, as the same exists when this Article V becomes effective and to such greater extent as California law may thereafter permit, if and to the extent such agent becomes entitled to indemnification by bylaw, agreement, vote of shareholders or disinterested directors or otherwise. This authorization includes, without limitation, the authority to indemnify any agent in excess of that otherwise expressly permitted by Section 317 of the California Corporations Code as to action in an official capacity and as to action in another capacity while holding such office for breach of duty to the corporation and its shareholders; provided, however, that the corporation is not authorized to indemnify any agent for any acts or omissions from which a director my not be relieved of liability, as set forth in the exceptions to paragraph (10) of Section 204(a) of the California Corporations Code, or as to circumstances in which indemnity is expressly prohibited by Section 317 of the California Corporation* Code. When used in this Article V, “agent” shall have the meaning assigned to this term in Section 317 of the California Corporations Code. Each reference in this Article V to a provision of the California Corporations Code shall mean that provision when this Article V becomes effective and as the same may be amended thereafter from time to time, but only to the extent that such amendment would broaden or increase the scope or magnitude of permissible indemnification.

3. The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the Board of Directors of this corporation.

4. The foregoing amendment and restatement of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 9,000. The number of shares voting in favor of the amendment and restatement of the Articles of Incorporation equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: November 23, 1993

/s/ Andrew J. Loduha, Jr.
Andrew J. Loduha, Jr.
President

/s/ Jeffrey Levine
Jeffrey Levine
Secretary